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                                                                    Exhibit 99.B

YANKEE ENERGY SYSTEM, INC. AND SUBSIDIARIES  EXHIBIT B
     FINANCIAL DATA SCHEDULE
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
     1.   TOTAL ASSETS:                $543,150,000

     2.   TOTAL OPERATING REVENUE:     $297,173,000

     3.   NET INCOME:                   $9,639,000

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